Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.

SUPPLEMENT NO. 4 DATED OCTOBER 27, 2010

TO THE PROSPECTUS DATED MARCH 12, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 12, 2010, as supplemented by supplement no. 1 dated April 16, 2010, supplement no. 2 dated May 20, 2010 and supplement no. 3 dated August 13, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of a Class A apartment complex containing 452,227 rentable square feet in Irving, Texas.

Acquisition of Legacy at Valley Ranch

On October 26, 2010, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Dakota Hill LLC (the “Owner”), purchased a Class A apartment complex, containing 452,227 rentable square feet (“Legacy at Valley Ranch”) from Dakota Hill Properties, a Texas Limited Partnership. In connection with the closing of this acquisition we renamed the property from Dakota Hill to Legacy at Valley Ranch. Legacy at Valley Ranch is located in the Valley Ranch community of Irving, Texas on approximately 20.3 acres of land.

The purchase price of Legacy at Valley Ranch was $36.1 million plus closing costs. We funded the acquisition of Legacy at Valley Ranch through the assumption by the Owner of an existing mortgage loan from Federal Home Loan Mortgage Corporation (the “Legacy at Valley Ranch Mortgage Loan”), an unaffiliated lender, and with proceeds from a bridge loan from our advisor.

Legacy at Valley Ranch was constructed in 1999 and is currently 94% leased. Legacy at Valley Ranch is comprised of 504 apartment units, featuring one-, two- and three-bedroom layouts in 22 three-story residential buildings. The community amenities include two resort-style swimming pools, a spa, fitness center, sauna and a media theatre in the clubhouse.

Financing of Legacy at Valley Ranch

On October 26, 2010, in connection with the acquisition of Legacy at Valley Ranch, the Owner assumed the Legacy at Valley Ranch Mortgage Loan and we, through our Operating Partnership, borrowed $14.0 million pursuant to a bridge loan from our advisor (the “Advisor Bridge Loan”).

The Legacy at Valley Ranch Mortgage Loan has an outstanding principal balance of approximately $23.2 million and bears interest at a variable rate of 362 basis points over the one-month Freddie Mac Reference Bills index rate, but at no point shall the interest rate be more than 7.25%. Monthly payments include principal and interest with principal calculated using an amortization of 30 years with the remaining principal balance due at maturity. The Legacy at Valley Ranch Mortgage Loan matures in February 2017.

In connection with obtaining the Advisor Bridge Loan, our Operating Partnership executed a promissory note in favor of our advisor, pursuant to which our Operating Partnership agreed to repay the outstanding principal balance and any accrued interest and other amounts due under the Advisor Bridge Loan by April 25, 2011, subject to our advisor’s option to extend the maturity date to July 25, 2011. The unpaid principal under the promissory note bears simple interest from the date advanced at the rate of 6% per annum. Our Operating Partnership is responsible for closing costs related to the Advisor Bridge Loan, as well as a 1% commitment fee payable to our advisor. Our Operating Partnership may prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. Our advisor may upon written demand require our Operating Partnership to prepay outstanding amounts under the promissory note, in whole or in part, provided that funds are available from the proceeds of this offering. Pursuant to the promissory note, funds are deemed available from this offering if neither us, our Operating Partnership nor any of their subsidiaries have used or become contractually obligated to use such proceeds for the payment of fees and expenses related to our operations, including, but not limited to, any fees and expenses related to real estate investments, payment of principal or interest on third-party debt obligations, general and administrative expenses, other general corporate purposes or distributions (including dividend payments to stockholders) we accrued as of the date of our advisor’s demand. The promissory note is unsecured. Our board of directors and conflicts committee reviewed the proposed terms of the Advisor Bridge Loan and determined such terms to be fair and reasonable to us and on terms no less favorable to us than comparable loans between unaffiliated parties. We expect to repay the Advisor Bridge Loan with the proceeds from this offering.

Due to the unique investment opportunity presented by Legacy at Valley Ranch and the early stage of our operations, our board of directors has expressly considered and approved leverage in excess of our general charter-imposed limitations in connection with approving the Legacy at Valley Ranch Mortgage Loan and the Advisor Bridge Loan.

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